Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERCONT (CAYMAN) LIMITED

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars — except for share data)

	As of December 31, 2025	As of June 30, 2025
ASSETS		(Audited)
Current Assets:
Cash	$4,042,661	$5,648,749
Accounts receivable, net	288,319	287,193
Accounts receivable-related parties	5,000	1,018,315
Prepayments and other current assets	7,900,779	788,351
Due from related parties	412,873	331,948
Short-term investment	—	10,300,869
Total Current Assets	12,649,632	18,375,425
Vessels, net	47,871,907	49,722,428
Property and equipment, net	47,882	6,506
Deferred dry dock cost, net	1,107,701	682,637
Right-of-use asset-operating lease, net	—	1,560,385
Prepayments and other non-current assets	1,535,959	475,000
Total Non-Current Assets	50,563,449	52,446,956
Total Assets	$63,213,081	$70,822,381

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturity of long-term loan	$1,445,984	$1,656,288
Accounts payable	854,400	1,025,427
Contract liabilities-related party	497,360	433,125
Due to related parties	21,502,619	24,553,231
Accrued expenses and other current liabilities	1,238,745	1,113,103
Operating lease liabilities – current	—	1,437,353
Financing lease liabilities – current	3,279,203	3,338,390
Long-term payable, current	—	507,479
Total Current Liabilities	28,818,311	34,064,396
Long-term loan	655,907	1,252,657
Financing lease liabilities-non-current	9,035,680	10,677,310
Convertible debt	117,605	—
Total Non-Current Liabilities	9,809,192	11,929,967
Total Liabilities	38,627,503	45,994,363

COMMITMENTS AND CONTINGENCIES (Note 14)

Shareholders’ Equity:
Class A Ordinary shares, $0.0025 par value, 39,793,402 shares authorized, 1,012,774 and 860,402 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively*	2,533	2,152
Class B Ordinary shares, $0.0025 par value, 206,598 shares authorized, 206,598 shares issued and outstanding as of both December 31, 2025 and June 30, 2025*	516	516
Additional paid-in capital	14,897,248	12,457,680
Retained earnings	9,685,281	12,367,670
Total Shareholders’ Equity	24,585,578	24,828,018
Total Liabilities and Shareholders’ Equity	$63,213,081	$70,822,381

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization and 25:1 share consolidation effective April 2, 2026 as described in Note 13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in U.S. Dollars — except for share data)

	For the Six Months ended December 31,
	2025	2024
Revenue
Time charter revenue – related party	$9,176,820	$9,977,858
Vessel management services revenue – third parties	1,445,122	1,429,265
Vessel management services revenue – related parties	1,966,321	1,979,244
Total revenue	12,588,263	13,386,367

Cost of revenues
Cost of time charter revenue	6,676,992	6,509,744
Cost of vessel management services revenue	2,905,329	3,054,356
Total Cost of revenues	9,582,321	9,564,100
Gross profit	3,005,942	3,822,267

Operating expenses:
General and administrative expenses	3,894,427	1,261,906
Research and development expenses	574,041	436,024
Total operating expenses	4,468,468	1,697,930

(Loss) /income from operations	(1,462,526)	2,124,337

Other income/(expenses):
Interest income	322	3,531
Interest expense	(1,192,046)	(1,191,971)
Other expense, net	(28,139)	(39,965)
Total other expenses, net	(1,219,863)	(1,228,405)

(Loss)/income before income taxes	(2,682,389)	895,932
Provision for income taxes	—	—
Net (loss)/income	(2,682,389)	895,932

Earnings per share – Basic and diluted*	$(2.49)	$0.90
Weighted Average Shares Outstanding – Basic and diluted*	1,076,035	1,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization and 25:1 share consolidation effective April 2, 2026 as described in Note 13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Expressed in U.S. Dollars — except for share data)

						Attributable to Intercont’s Shareholders
	Ordinary Shares *				Subscription	Additional Paid in	Retained
	Class A	Amount	Class B	Amount	receivable	Deficits)	Interest	Total
Balance as of June 30, 2024	793,402	$1,984	206,598	$516	$(1,350,000)	$3,016,900	$9,263,403	$10,932,803
Collection of subscription receivable	-	-	-	-	1,350,000	-	-	1,350,000
Net income	-	-	-	-	-	-	895,932	895,932
Balance as of December 31, 2024	793,402	$1,984	206,598	$516	$-	$3,016,900	$10,159,335	$13,178,735

Balance as of June 30, 2025	860,402	$2,152	206,598	$516	$-	$12,457,680	$12,367,670	$24,828,018
Issuance of shares for private placement	29,990	75	-	-	-	191,985	-	192,060
Issuance of commitment shares and pre-delivery shares for convertible note	105,619	264	-	-	-	1,972,625	-	1,972,889
Conversion of convertible note	16,763	42	-	-	-	274,958	-	275,000
Net loss	-	-	-	-	-	-	(2,682,389)	(2,682,389)
Balance as of December 31, 2025	1,012,774	$2,533	206,598	$516	$-	$14,897,248	$9,685,281	$24,585,578

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization and 25:1 share consolidation effective April 2, 2026 as described in Note 13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars — except for share data)

	For the Six Months ended December 31,
	2025	2024
Cash flows from operating activities:
Net (loss)/income	$(2,682,389)	$895,932
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation of vessels and equipment	1,847,689	1,853,833
Amortization of debt issuance cost	21,090	32,838
Amortization of deferred dry-docking cost	321,704	137,375
Amortization of operating lease right-of-use assets	1,560,385	1,498,080
Loss from short-term investment	20,597	—
Amortization of discount for long-term payable	17,521	50,827
Interest expense on convertible notes	392,605	—
Changes in operating assets and liabilities:
Accounts receivable	(1,126)	261,821
Accounts receivable-related parties	1,013,315	—
Prepayments and other assets	(8,173,385)	(85,424)
Accounts payable	(171,027)	14,152
Contract liabilities-related party	64,235	—
Accrued expenses and other liabilities	125,641	(21,911)
Due from related parties	(80,926)	106,889
Due to related parties	(50,612)	94,383
Operating lease liabilities	(1,437,353)	(1,656,638)
Net cash (used in)/provided by operating activities	(7,212,036)	3,182,157

Cash flows from investing activities:
Purchase of long-lived assets	(1,316,711)	(546,901)
Redemption of short-term investment	10,280,272	—
Net cash provided by/(used in) investing activities	8,963,561	(546,901)

Cash flows from financing activities:
Repayment of long-term loan	(828,144)	(828,144)
Financing lease liabilities-principal repayment	(1,694,418)	(1,626,284)
Proceeds from private placement	192,060	1,350,000
Proceeds from convertible note	1,972,889	—
Repayment of loan owing to related-party	(3,000,000)	—
Deferred IPO cost	—	(377,543)
Net cash used in financing activities	(3,357,613)	(1,481,971)

Net (decrease)/increase in cash	(1,606,088)	1,153,285
Cash at beginning of period	5,648,749	3,751,921
Cash at end of period	$4,042,661	$4,905,206

Supplemental disclosure information:
Cash paid for interest	$562,952	$1,051,307
Non-cash transactions:
Conversion of convertible note	$275,000	$—
Issuance of commitment shares and pre-delivery shares for convertible note	$1,972,889	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”) listed below, are principally engaged in time charter and vessel management services business.

Upon completion of the Reorganization, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Fortune Ocean Holdings Limited (“Fortune Ocean”)	January 22, 2024	British Virgin Islands (“BVI”)	100%	Investment Holding
Top Wisdom Shipping Management Co., Limited (“Top Wisdom”)	February 1, 2013	Hong Kong	100%	Vessel management services
Top Moral Shipping Limited (“Top Moral”)	December 12, 2013	Hong Kong	100%	Time charter service
Top Legend Shipping Co., Limited (“Top Legend”)	March 6, 2013	Hong Kong	100%	Time charter service
Top Creation International (HK) Limited (“Top Creation”)	July 29, 2011	Hong Kong	100%	Time charter service
Max Bright Marine Service Co., Limited (“Max Bright”)	April 2, 2014	Hong Kong	100%	Time charter service
Singapore Openwindow Technology Pte. Ltd. (“Openwindow”)	July 28, 2023	Singapore	100%	Process of pulp, paper and paperboard

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on March 27, 2024. The reorganization involved:

(i)	The formation of the Company’s wholly owned subsidiary-Openwindow on July 28, 2023

(ii)	The formation of Fortune Ocean on January 22, 2024 and all the equity interests of Top Wisdom, Top Moral, Top Legend, Top Creation and Max Bright were transferred to Fortune Ocean on March 14, 2024

(iii)	All the shareholders’ equity interests in Fortune Ocean were transferred to the Company on March 27, 2024 under common control and at nominal consideration

Immediately before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same group of shareholders. Therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The combination and consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements in accordance with ASC 805-50-45-5.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going concern consideration

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of December 31, 2025, the Group had cash of approximately $4,042,661. As of December 31, 2025 and June 30, 2025, the Group’s working capital deficit was $16,168,679 and $15,688,971, respectively. For the six months ended December 31, 2025, the Group’s net loss was $2,682,389.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. As of March 31, 2026, the Company had cash and cash equivalents of $3,808,469. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determines that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Taking into account the ability for the Group to raise financing, the management has alleviated the substantial doubt about the Group’s ability to continue as a going concern.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than 50% of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Emerging Growth Company

The Group is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to optout is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to impairment of long-lived assets, determination of incremental borrowing rate for leases, expected credit loss of receivables. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Foreign currency translation

The functional currency of the Group is the U.S. dollar. The Group engages in international commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated and majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statements of income.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, due from related parties, accounts payable, advance from customers, due to related parties, accrued expenses and current maturity of long-term loan approximates their recorded values. The Group determined that the carrying value of the long-term loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Expected credit losses of receivables

The Group’s accounts receivable, other receivables (included in “prepayments and other current assets”) and due from related parties are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote. The Group recorded current expected credit loss expense for accounts receivable amounted to nil for the six months ended December 31, 2025 and 2024.

Prepayments and other assets primarily consist of lease deposit, and employee advance, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the loss-rate method to estimate the allowance for credit losses. The Group considers the past collection experience, any changes in collection trends, the credit worthiness of counter-parties, the contractual terms, current economic conditions, and expectation of future economic conditions. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. For the six months ended December 31, 2025 and 2024, the Group provided allowance for credit losses of nil.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office and electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income in other income or expenses. Depreciation expense was $3,567 and $782 for the six months ended December 31, 2025 and 2024, respectively.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Vessels, net

Vessels are carried at historical cost less accumulated depreciation and impairment adjustments, if any. The depreciation on vessels is reviewed annually to ensure that the method and period used reflect the pattern in which the asset’s future economic benefits are expected to be consumed. The gross carrying amount of the vessel is the purchase price, including duties/taxes, borrowing costs and any other direct costs attributable to bringing it to the location and condition necessary for the vessels intended use. Capitalization of costs will cease once the vessel is in the location and condition necessary for it to be able to operate in the manner consistent with its intended design. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 10 – 25 years from the date of their initial delivery from the shipyard.

Vessels under financing leases are also included in this caption on the consolidated balance sheets.

Impairment of long-lived assets

Vessels, net, property and equipment, net and other long-lived assets held and used are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. The Group determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel market price, gross profit margin and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and other capitalized items, if any, related to the vessel. The Group has considered various indicators, including but not limited to, the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook.

As of December 31, 2025 and June 30, 2025, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analysis was not required.

Deferred dry docking cost, net

Vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs capitalized as part of the drydocking consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. As of December 31, 2025 and June 30, 2025, the deferred dry-docking cost, net was $1,107,701 and $682,637, respectively. For the six months ended December 31, 2025 and 2024, the amortization expense for the deferred dry-docking costs amounted to $321,704 and $137,375, respectively.

Short-term investment

Short-term investments consist of the Group’s investment in private funds. The private equity fund, over which the Group does not have the ability to exercise significant influence, is accounted for under the practical expedient in ASC Topic 820, Fair Value Measurement (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”). The Company currently does not hold any investments that do not qualify for the NAV practical expedient.

Revenue recognition

The Group is engaged in vessels rental and management services and primarily derives its revenue from time charter contracts and provides vessel management service.

On July 1, 2019, the Group has adopted ASC 842 “Leases” and ASU 2014-09, Revenue from Contracts with Customers (ASC 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Time charter revenue

A time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. Charter durations may range from one month to two years. The Group accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Group has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Group further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer during lease term of each vessel and the predominant component is the lease. Lease revenues are recognized on a straight-line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Group, and is recorded as time charter revenues.

Vessel operating costs incurred during the leasing period for the maintenance and operation of the vessels such as for crews, maintenance and insurance are typically paid by the Group are expensed as incurred as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.

Vessel management services revenue

The Group contracts with various customers to carry out vessel management services. Vessel management services consists of assignment of the Group’s crew team member to the customers’ vessels for their operation and provision of dry-docking, lubricating oil, spare parts procurement and other maintenance services over the contract term. Most of the vessel management services agreements have a term more than one year and are typically billed on a monthly basis. The Group provides the services to the customer and satisfies its performance obligation over the term of the contract.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenues

For the six months ended December 31, 2025 and 2024, the disaggregated revenues by revenue streams were as follows:

	For the Six Months ended December 31,
	2025	2024
Time charter revenue (over time recognition)	$9,176,820	$9,977,858
Vessel management services revenue (over time recognition)	3,411,443	3,408,509
Total	$12,588,263	$13,386,367

For the six months ended December 31, 2025 and 2024, the disaggregated revenues by customer location were as follows:

	For the Six Months ended December 31,
	2025	2024
Singapore	$9,250,107	$10,047,638
Hong Kong S.A.R.	1,892,510	1,909,464
Other countries	1,445,646	1,429,265
Total	$12,588,263	$13,386,367

A contract liability exists when the Group has received consideration prior to it being earned. These amounts are recognized as revenue over the charter period. As of December 31, 2025 and June 30, 2025, contract liabilities amounted to $497,360, and $433,125, respectively. All contract liabilities as of June 30, 2025 have been recognized as revenue in the next month. All contract liabilities as of December 31, 2025 have been recognized as revenue in January 2026.

Leases

The Group has lease contracts for vessels and office space. Leases are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The Group records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loan. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with a lease term not more than one year and without a purchase option (short-term leases), the Group records operating lease expense in its consolidated statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2025 and 2024, there were 1,076,035 and 1,000,000 weighted average basic and dilutive shares, respectively.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Chief Executive Officer is identified as the chief operating decision maker (CODM). The management, including the chief operating decision maker, measures performance based on our overall return to shareholders based on combined net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Group as a whole and not on the basis of separate business units, as a result, the Group has determined that it operates as one reportable segment.

The CODM does not review segment assets and segment expenses at a level different than what is reported in the Company’s Consolidated Balance Sheets and Consolidated Statements of Income. Additionally, the CODM regularly receives information about the Company’s capital expenditures which are reported in the Company’s Consolidated Statement of Cash Flows as purchase of long-lived assets under investing activities.

Additionally, other segment items include research and development expenses related to seaborne innovational business with current research direction of seaborne pulping for the six months ended December 31, 2025 and 2024.

For the six months ended December 31, 2025 and 2024, all revenue is generated outside of the United States. For disaggregated revenues by revenue streams and customer location, please see Revenue Recognition above.

The Company’s long-lived assets consist primarily of vessels and property and equipment, all of which are located outside of the United States.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2025, and June 30, 2025, the aggregate amount of cash of $3,829,158 and $5,441,407, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $78,000) in aggregate per depositor. As of December 31, 2025, and June 30, 2025, the Group’s uninsured cash balance was approximately $3,875,168 and $5,478,297, respectively. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the six months ended December 31, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 73% and 11%, respectively, of the Group’s total revenues. For the six months ended December 31, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 70% and 11% respectively, of the Group’s total revenues. As of December 31, 2025, Customer B accounted for approximately 98% of the Group’s accounts receivable. As of June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B, Customer D (Meida Shipping Co., Limited, a related party) and Customer E (Tongda Shipping Co., Limited, a related party) accounted for approximately 47%, 22%, 12% and 11%, respectively, of the Group’s accounts receivable and accounts receivable- related parties.

c. Significant suppliers

For the six months ended December 31, 2025, Supplier A accounted for approximately 17% of the Group’s total cost of revenues. For the six months ended December 31, 2024, Supplier A accounted for approximately 17% of the Group’s total cost of revenues. As of December 31, 2025 and June 30, 2025, no supplier accounted for more than 10% of the Company’s total accounts payable.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements. In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. The Company adopted ASU 2023-07 as of July 1, 2024. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The amendments in ASU 2024-02 contain amendments to the Codification that remove references to various FASB Concepts Statements. Following the release of ASU 2024-02 in March 2024, the effective date will be annual reporting periods beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Group’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently assessing the impact this standard will have on the Group’s Consolidated Financial Statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Group is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 3 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31, 2025	As of June 30, 2025
Advance to crew	$215,431	$172,133
Advance to employee	28,780	57,408
Rental deposit(1)	100,000	500,000
Prepaid consulting service fee(2)	7,479,825	—
Other	76,743	58,810
Total	$7,900,779	$788,351

Prepayments and other non-current assets consisted of the following:

	As of December 31, 2025	As of June 30, 2025
Loan security deposit(3)	$475,000	$475,000
Prepaid research and development expenses	100,000	-
Prepaid consulting service fee(2)	960,959	-
Total	$1,535,959	$475,000

(1)	Rental deposit represents a deposit of $100,000 paid to the lessor of Top Advancer (see Note 8). During the six months ended December 31, 2025, the Company received $400,000 of this deposit, and the remaining balance is expected to be received in March 2026.

(2)	This represents prepaid consulting service fees of $8,440,784 paid to third-party service providers for consulting. These services are expected to be rendered over a contractual period of two years. The Company amortizes the prepaid consulting service fees on a straight-line basis over the service period. As of December 31, 2025, $7,479,825 and $960,959 are classified as current and non-current, respectively, based on the expected timing of service delivery.

(3)	This is long-term loan security deposit of $475,000, which is expected to be collected at the end of long-term loan agreement (see Note 9).

Note 4 — VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Total Vessels
Balance June 30, 2025	$70,448,896	$(20,726,468)	$49,722,428
Additions	-	(1,844,122)	(1,844,122)
Other movement	(6,399)	-	(6,399)
Balance December 31, 2025	$70,442,497	$(22,570,590)	$47,871,907

The above balances as of December 31, 2025 and June 30, 2025 are analyzed in the following tables:

	Cost	Accumulated Depreciation	Net Book Value
Owned Vessel*
Balance June 30, 2025	$14,094,790	$(2,491,323)	$11,603,467
Additions	—	(433,273)	(433,273)
Balance December 31, 2025	$14,094,790	$(2,924,596)	$11,170,194

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 4 — VESSELS, NET (cont.)

	Cost	Accumulated Depreciation	Net Book Value
Right-of-use assets under finance lease**
Balance June 30, 2025	$56,354,106	$(18,235,145)	$38,118,961
Additions	-	(1,410,849)	(1,410,849)
Other movement	(6,399)	-	(6,399)
Balance December 31, 2025	$56,347,707	$(19,645,994)	$36,701,713

*	Owned Vessel:

On August 14, 2022, the Group took delivery of the Top Brilliance, a 2008-built vessel of 56,823 dwt (Deadweight Tonnage), from an unrelated third party, for an acquisition cost of $14,094,790. Depreciation expense amounted to $433,273 and $433,273 for the six months ended December 31, 2025 and 2024.

**	Right-of-use assets under finance lease:

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $26,821,639 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 8)

In January, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $27,275,307 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 8)

As of June 30, 2024, the Group completed the installation of desulfurizing towers on Top Diligence and Top Elegance. The original value of $2,059,036 is depreciated during the useful life.

Depreciation expense for the vessels under finance lease was $1,410,849 and $1,419,778 for six months ended December 31, 2025 and 2024, respectively

Note 5 — Short term investment

As of December 31, 2025 and June 30, 2025, the Group’s short-term investments are comprised of the following:

	As of December 31, 2025	As of June 30, 2025
Private investment fund	$-	$10,300,869

On April 1, 2025, the Group paid $10,200,000 in cash to invest in private investment fund of Right Time SPC. The principal investment objective of the fund is to pursue returns by investing primarily in loans. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the year ended June 30, 2025, the Group recognized a fair value gain of $100,869. As of June 30, 2025, the fair value of investments measured at net asset value was approximately $10,300,869. Subsequently in September and October 2025, the Group redeemed the investment and received net proceeds of $10,280,272 after deducting redemption fees and bank charges.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 6 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2025	As of June 30, 2025
Wages and welfare payable	$891,645	$660,589
Professional service fees	337,635	402,458
Others	9,465	50,056
Total	$1,238,745	$1,113,103

Note 7 — LONG-TERM PAYABLE

	As of December 31, 2025	As of June 30, 2025
Long-term payable, current	$—	$507,479

Long-term payable represents the remaining balance for desulfurizing towers of Top Diligence and Top Elegance. which was fully paid off in current period.

Note 8 — Leases

Operating lease

In February, 2021, the Group took delivery of the Top Advancer, a 2016-built bulk carrier for a 59-month bareboat charter-in agreement. No purchase option or obligation clause is stipulated in the bareboat charter contract. The Group has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Group has recognized an operating lease liability based on the net present value of the remaining charter-in payments based on rate at the lease commencement and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Any changes resulted from the index or rate change is charged to expense during the period they occur.

For the six months ended December 31, 2025 and 2024, cash paid for operating lease liabilities amounted to $1,708,380 and $1,682,250, respectively.

The components of lease expenses for the six months ended December 31, 2025 and 2024 were as follows:

	For the six months ended December 31, 2025	For the six months ended December 31, 2024
Fixed operating lease	$1,579,139	$1,579,139
Variable operating lease	129,241	103,111
Total lease expense	$1,708,380	$1,682,250

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 8 — Leases (cont.)

The variable operating lease expense depending on the BSI (Baltic Supramax index) published by the Baltic Exchange is measured on a monthly basis and recognized during the period in which it incurred.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31, 2025	As of June 30, 2025
Right-of-use assets-operating lease, net	$—	$1,560,385

Operating lease liabilities – current	$—	$1,437,353

The weighted average remaining lease terms and discount rate for operating lease were as follows as of December 31, 2025 and June 30, 2025:

	As of December 31, 2025	As of June 30, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	—	0.5 years
Weighted average discount rate	—%	4.16%

Short-term operating lease

The Group leased office space from a related party with fixed lease term of 1 year with no purchase or renew option. The Group elects not to apply the recognition requirements in ASC 842 to short-term leases and recognizes the lease payments in profit or loss on a straight-line basis over the lease term. Short-term lease expense amounted to nil and $13,795 for the six months ended December 31, 2025 and 2024.

Financing leases

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 11). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period.

The Group has performed an assessment for Top Diligence considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized vessel, net and a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.4%). As of December 31, 2025 and June 30,2025, the outstanding balance of lease liabilities was $5,890,260 and $6,739,912, respectively, and is repayable in 32 months and 38 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

In October, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 11). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group has performed an assessment for Top Elegance considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.8%). As of December 31, 2025 and June 30, 2025, the outstanding balance of lease liabilities was $6,424,623 and $7,275,788, respectively, and is repayable in 42 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 8 — Leases (cont.)

The total amount of financing lease expense, including amortization and interest expenses recognized in the unaudited condensed consolidated statements of income for the six months ended December 31, 2025 and 2024 were as follows:

	For the six months ended December 31, 2025	For the six months ended December 31, 2024
Depreciation expenses	$1,160,698	$1,352,424
Interest expenses-fixed	505,272	629,263
Interest expenses-variable	134,236	277,905
Total	$1,800,206	$2,259,592

The variable interest expenses depending on LIBOR (later replaced by SOFR) are measured on a monthly basis and recognized during the period in which they are incurred.

Supplemental balance sheet information related to financing leases was as follows:

	As of December 31, 2025	As of June 30, 2025
Right-of-use assets-financing lease, net (included in Vessels, net, see Note 4)	$36,701,714	$38,118,961
Financing lease liabilities – current	$3,279,203	$3,338,390
Financing lease liabilities – non-current	9,035,680	10,677,310
Total financing lease liabilities	$12,314,883	$14,015,700

The weighted average remaining lease terms and discount rates for financing leases were as follows as of December 31, 2025 and June 30, 2025:

	As of December 31, 2025	As of June 30, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.84 years	3.34 years
Weighted average discount rate	7.61%	7.61%

The following is a schedule of maturities of financing lease liabilities (excluding variable payments) as of December 31, 2025:

For the period ending June 30,
2026	$2,080,635
For the year ending June 30,
2027	3,986,356
2028	3,753,139
Thereafter	4,182,754
Total future minimum lease payments	$14,002,884
Less: imputed interest	1,688,001
Present value of lease liabilities	$12,314,883

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 9 — LONG-TERM LOAN

Long-term loan consists of the following:

	As of December 31, 2025	As of June 30, 2025
Chailease International Financial Services (Singapore) Pte. Ltd. (due on August 8, 2027)	$2,101,891	$2,908,945
Total	$2,101,891	$2,908,945
Less: Long-term loan – current portion	1,445,984	1,656,288
Long-term loan – non-current portion	$655,907	$1,252,657

On August 3, 2022, the Group entered into a loan agreement with Chailease International Financial Services (Singapore) Pte. Ltd. to borrow $9,500,000. The loan bears an annual interest rate of Benchmark Rate plus 4.16%. Pursuant to a supplemental agreement, the Benchmark Rate — London Interbank Offered Rate(“LIBOR”) was replaced by the secured overnight financing rate published by CME Group (“CME TERM OF SOFR”) effective on April 8, 2023. Debt issuance cost of $230,500 was deferred and amortized through the loan period using effective interest rate method. A security deposit of $475,000 was deposited with the lender. The loan is guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates (related parties, see Note 11). The Group is required to repay monthly installments comprising principal and interest thereafter. In April 2024, the Company and the Lender entered into an amendment that the Company can repay US$1 million in advance with the updated payment schedule in the remaining period. The voluntary prepayment fee is 2% of the prepayment amount, which is US$20,000.

The repayment schedule for the loan are as follows:

For the period ending June 30,
2026	$828,144
For the year ending June 30,
2027	1,130,492
2028	170,884
Subtotal	$2,129,520
Less: unamortized debt issuance cost	(27,629)
Total	$2,101,891

Note 10 — CONVERTIBLE NOTES

On September 4, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, (i) securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) in the aggregate purchase amount of up to $10,000,000 (the “Commitment Amount”), for the purchase of Class A ordinary shares, par value $0.0025 per share, of Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase; (ii) 3,419 Class A Ordinary Shares as a commitment fee for the Pre-Paid Purchase facility set forth in the Purchase Agreement (the “Commitment Shares”); and (iii) 102,200 Class A Ordinary Shares to be used as pre-delivery shares (the “Pre-Delivery Shares”) on September 9, 2025 (the “Closing Date”). The Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $2,175,000, before deducting an original issue discount (the “OID”) of $160,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The Company received net proceeds of $2,000,000 on September 10, 2025. The Commitment Shares and the Pre-Delivery Shares were issued to the investor on September 9, 2025. The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be eight percent (8%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of six percent (6%) per annum. In addition, Investor also paid $255.50 to Company for the Pre-Delivery Shares. The initial Pre-Paid Purchase may be settled, at the Investor’s discretion, in Ordinary Shares valued at 82.5% of the lowest daily volume-weighted average price (VWAP) during the ten (10) trading days prior to each Purchase Notice Date (as defined in the Purchase Agreement). The Company may not issue shares that would cause the Investor to beneficially own more than 9.99% of the Company’s outstanding Ordinary Shares at any time. The Company accounted for the convertible debt as a single instrument in accordance with ASC 470-20, measured at its amortized cost on the consolidated balance sheets. In accordance with ASC470-20-25-20A, the fair value of the Pre-delivery shares (102,200 Class A ordinary share) shall be recorded as an issuance cost to the Convertible note (with the fair value of the Pre-Delivery Shares limited to the net proceeds from the issuance convertible note).

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 10 — CONVERTIBLE NOTES (cont.)

The Company issued 16,763 Class A Ordinary Shares to the Investor on December 2, 2025 in conversion of $275,000 convertible note balance.

The convertible note accounted for at amortized cost as of December 31, 2025 consisted of following:

As of December 31, 2025

Convertible note principal	$2,175,000
OID	(160,000)
Legal cost	(15,000)
Fair value for Pre-Delivery Shares related to the issuance of Convertible Note	(2,000,000)
Accrued interests for Convertible debt	392,605
Conversion	(275,000)
Total	$117,605

Note 11 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related parties’ balances as of December 31, 2025 and June 30, 2025 and transactions for the six months ended December 31, 2025 and 2024 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Related to Mr. Dong Zhang
Topsheen Shipping Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Topsheen bulk Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation
Mr. Dong Zhang	Family member of Mr. Jun Li
Mr. Qing Xu	Family member of Ms. Luan Chen
Top Corporation Shipping Limited	Controlled by Ocean Master Worldwide Corporation

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 11 — RELATED PARTY TRANSACTIONS (cont.)

(2) Accounts receivable-related parties

	As of December 31, 2025	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd. (1)	$—	$616,279
Tong Da Shipping Co. Limited(2)	—	143,277
Mei Da Shipping Co. Limited(2)	—	159,638
Keen Best Shipping Co Limited(2)	5,000	99,121
Total	$5,000	$1,018,315

(1)	The balance mainly represented consideration for time charter accounts receivable from Topsheen Shipping Singapore Pte. Ltd, which was collected in current period.

(2)	The balance represents the accrued management fees from related parties for vessel management services, which was partially collected in current period.

(3) Contract liabilities-related party

	As of December 31, 2025	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd.(1)	$497,360	$433,125

(1)	The balance represents the advance charter hire payments from Topsheen Shipping Singapore Pte. Ltd.

(4) Due from related parties

As of December 31, 2025 and June 30, 2025, the balances due to related parties were as follows:

	As of December 31, 2025	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd(1)	$412,873	$331,948

(1)	The balance represents the outstanding bunker receivable from Topsheen Shipping Singapore Pte. Ltd for time charter service provided by the Group.

(5) Due to related parties

As of December 31, 2025 and June 30, 2025, the balances due to related parties were as follows:

	As of December 31, 2025	As of June 30, 2025
Topsheen Shipping Group Limited(1)	$5,417	$36,584
Nanjing Top Confidence Marine Management Co., Ltd(1)	8,710	14,381
Due to shareholder and affiliate(2)	21,476,946	24,490,720
Ocean Master Worldwide Corporation	11,546	11,546
Total	$21,502,619	$24,553,231

(1)	The balances mainly represented the expenses paid on behalf of the Group.

(2)	The balances mainly represented non-interest-bearing loans from Mr. Shoucheng Lei and due on demand. During the six months end December 31, 2025, the Group repaid $3,000,000 of these loans to Mr. Shoucheng Lei.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 11 — RELATED PARTY TRANSACTIONS (cont.)

(6) Services provided to related parties

	For the Six Months ended December 31, 2025	For the Six Months ended December 31, 2024
Topsheen Shipping Singapore Pte. Ltd. (Time charter & Vessel management services revenue)	$9,250,107	$9,430,014
Mei Da Shipping Co. Limited (Vessel management services revenue)	699,582	690,649
Tong Da Shipping Co. Limited (Vessel management services revenue)	707,132	721,736
Topsheen Bulk Singapore Pte Ltd (Time charter revenue)	—	617,624
Keen Best Shipping Co Limited (Vessel management services revenue)	485,796	497,079
Total	$11,142,617	$11,957,102

For the six months ended December 31, 2025 and 2024, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the unaudited condensed consolidated statements of income.

(7) Financing lease from a related party

For the six months ended December 31, 2025 and 2024, the Group has financing leases from a related party. (see Note 8)

(8) Short-term office lease expense from a related party

	For the Six Months ended December 31, 2025	For the Six Months ended December 31, 2024
Mr. Jun Li’s affiliate	$-	$13,795

These numbers have been included in the General and administrative expenses of the unaudited condensed consolidated statements of income.

(9) General and administrative expenses shared with a related party

	For the six months ended December 31, 2025	For the six months ended December 31, 2024
Topsheen Shipping Group Co., Ltd	$57,508	$55,997

(10) Guarantee by a related party

As of December 31, 2025 and June 30, 2025, long-term loan totaling $2,101,891 and $2,908,945, respectively, was guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates. (see Note 9).

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 12 — TAXES

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The operating entities of the Group are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, it is the Director’s view that the Group’s revenue is either not subject or exempt from income tax according to the tax regulations prevailing in the jurisdiction in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

The following table reconciles the Hong Kong income tax rates to the Group’s effective tax rate for the six months ended December 31, 2025 and 2024:

	For the Six Months ended December 31, 2025	For the Six Months ended December 31, 2024
Statutory tax rate	16.5%	16.5%
Tax exemption	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%

Note 13 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated on July 4, 2023 as a holding company. The Company’s authorized share capital was $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each upon incorporation (equivalent to 20,000,000 ordinary shares of a par value of $0.0025 each on a post-consolidation basis). The number of ordinary shares issued and outstanding was 92.1 as of July 4, 2023(equivalent to 3.7 shares on a post-consolidation basis).

On January 26, 2026, the Company held its extraordinary shareholder general meeting (the “Meeting”). At the Meeting, the shareholders of the Company adopted the following resolutions:

(i)	to increase the authorized share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to US$100,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.0001 each (equivalent to 40,000,000 ordinary shares of a par value of $0.0025 each on a post-consolidation basis).

(ii)	to authorize, establish, and designate two new classes of ordinary shares of US$0.0001 par value each (equivalent to par value of $0.0025 each on a post-consolidation basis), being the Class A Ordinary Shares and the Class B Ordinary Shares, with each of the Class A Shares and Class B Shares having the rights, obligations and privileges. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have thirty (30) votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one (1) vote. Each outstanding Class B Ordinary Share is convertible at any time after issuance at the option of the holder into one (1) Class A Ordinary Share. The Class A Shares will not be convertible into shares of any other class.

(iii)	to redesignate (a) 5,164,951 existing authorized and issued ordinary shares (equivalent to 206,598 shares on a post-consolidation basis) as Class B Shares. This includes 908,708 shares (equivalent to 36,348 shares on a post-consolidation basis) held by EASCOR HOLDING LIMITED and 4,256,243 shares (equivalent to 170,250 shares on a post-consolidation basis) held by BEVERLY HOLDING LIMITED; (b) The remaining 25,319,350 issued ordinary shares (equivalent to 1,012,774 shares on a post-consolidation basis) as Class A Shares; (c) 969,515,699 authorized but unissued ordinary shares(equivalent to 38,780,628 shares on a post-consolidation basis) as Class A Shares.

On March 22, 2026, the Company’s Board of Directors passed written resolutions to implement a 25:1 share consolidation to ensure the Company meets the minimum bid price requirement for continued listing on The Nasdaq Capital Market. The share consolidation became effective as of April 2, 2026. This consolidation reduced the total number of authorized and outstanding ordinary shares from 1,000,000,000 (comprising 994,835,049 Class A Shares and 5,164,951 Class B Shares prior to share consolidation) to 40,000,000 (comprising 39,793,402 Class A Shares and 206,598 Class B Shares after share consolidation), with the par value per share increasing from US$0.0001 to US$0.0025 (with any fractional entitlements to be round up to the next whole share). The share consolidation was accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Recapitalization

By April 15, 2024, the Company effectuated a series of share recapitalizations (the “Recapitalization”). As a result of the Recapitalization, the Company had nominal issuance of 1,000,000 ordinary shares to the existing ordinary shareholders. The Company believes that the Recapitalization should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 13 — SHAREHOLDERS’ EQUITY (cont.)

Private Placements

On August 20, 2025, the Company entered into an Ordinary Share Purchase Agreement with White Lion Capital LLC, a Nevada limited liability company (the “White Lion Capital”). Pursuant to the Purchase Agreement, White Lion Capital is committed to purchase our Class A ordinary shares, par value US$0.0025 per share, with an aggregate gross purchase price of up to $10,000,000 from time to time during the period commencing on August 20, 2025 and ending on the earlier of (i) the date on which White Lion Capital shall have purchased an aggregate number of our Class A ordinary shares equal to the Commitment Amount or (ii) the later of the 18 month anniversary of the Execution Date or the first closing. The Commitment Amount may be increased up to $30,000,000 upon the mutual written consent of White Lion Capital and us. On December 1, 2025, the Company issued 15,990 Class A Ordinary Shares (with 1,990 commitment shares) of the Company at a price of $11.75 per share for consideration of $144,427. On December 15, 2025, the Company issued 14,000 Class A Ordinary Shares of the Company at a price of $5.35 per share for consideration of $74,827.

Issuance for convertible notes

The Company issued 3,419 Commitment Shares and 102,200 Pre-Delivery Shares to Streeterville Capital, LLC on September 9, 2025 and 16,763 Class A shares on December 2, 2025 in conversion of $275,000 convertible note balance. (see Note 10)

Warrants

On March 31, 2025, the Company issued 3,350 warrants to Kingswood Capital Partners, LLC as additional compensation for underwriter services. Each warrant entitles the holder to purchase one ordinary share. The warrants are exercisable at any time and from time to time from September 30, 2025 to March 31, 2030 at an exercise price of $210.00 per share. Since the warrants are indexed to the Company’s own stock and meet all other conditions for equity classification, the Company classified the warrants in stockholders’ equity as part of additional paid-in capital, and no subsequent re-measurement is required. The fair value of the warrants as of March 31, 2025 was $386,644, measured using the Black-Scholes option pricing model with the following key assumptions:

As of March 31, 2025
Expected term	5 years
Expected average volatility	121.1%
Expected dividend yield	0%
Risk-free interest rate	3.89%

A summary of warrants activity was as follows:

	Number of warrants	Weighted average exercise price per hare	Weighted average remaining contractual life	Expiration dates
Balance of warrants outstanding as of June 30, 2025	-	-	-	-
- March 2025 Warrants	3,350	210.00	5 years	March 31, 2030
Balance of warrants outstanding and exercisable as of Dec 31, 2025	3,350	210.00	4.25 years

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

As of December 31, 2025, no significant financial nor capital commitments and contingencies existed.

Note 15 — SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2025 up through the date when the unaudited condensed consolidated financial statements were issued. Other than the events disclosed elsewhere in the unaudited condensed consolidated financial statements and those disclosed above, there are no other subsequent event occurred that would require adjustment or disclosure in the Group’s unaudited condensed consolidated financial statements.